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UA3-404

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 52006 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1,2003   AND ENDING   December 31, 2003

MM/DD/YY                                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Winebrenner Capital Partners,LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

2300 Greene Way, Suite 200

(No. and Street)

Louisville                      KY                      40220-4009

(City)                         (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Foley                                         859-226-0405

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Foley & Luby, PSC

(Name – if individual, state last, first, middle name)

106 W. Vine St. Ste 700          Lexington KY              40507

(Address)                  (City)              (State)              (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.


PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# AFFIRMATION

I, Earl G. Winebrenner, III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Winebrenner Capital Partners, LLC (the "Company"), as of December 31, 2003 are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____  2-25-04
Signature                          Date


_____President_____
Title


Subscribed and sworn to before me
this 25th day of February, 2004.


_____
Notary Public

My Commission Expires  2-8-2008

This report contains (check all applicable boxes)*

| | | |
|---|---|---|
| (x) | (a) | Facing page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income (Loss). |
| (x) | (d) | Statement of Cash Flows |
| (x) | (e) | Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable). |
| (x) | (g) | Computation of Net Capital |
| (x) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ( ) | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3 (not applicable). |
| ( ) | (j) | A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable). |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report (not applicable). |
| ( ) | (n) | A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable). |
| (x) | (o) | Report of independent auditors on internal control structure required by Rule 17a-5. |

\*      For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Winebrenner Capital Partners, LLC

Audited Financial Statements, Schedules and Exhibit

Years ended December 31, 2003 and 2002

## CONTENTS



MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
ANNE C. FERRING, CPA
KAREN J. WILSON, CPA

THOMAS R. POPE, CPA

MEMBER
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT AUDITORS

Board of Directors
Winebrenner Capital Partners, LLC

We have audited the accompanying statements of financial condition of Winebrenner Capital Partners, LLC as of December 31, 2003 and 2002 and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits..

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winebrenner Capital Partners, LLC as of December 31, 2003 and 2002 and the results of operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2004

Winebrenner Capital Partners, LLC
Louisville, Kentucky

## STATEMENTS OF FINANCIAL CONDITION

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2003 | 2002 |
| ASSETS | | |
| Cash and Short-Term Investments | $ 402,833. | $ 143,001. |
| Commission Receivable | 92,992. | 15,506. |
| Prepaid Expenses | 20,372. | 15,615. |
| Total Current Assets | 516,197. | 174,122. |
| Office Equipment, Net of Accumulated Depreciation of $10,567 in 2003 and $7,000 in 2002 | 13,833. | 8,740. |
| Other assets | 5,000. | 218,935. |
| Total Assets | $ 535,030. | $ 401,797. |
| LIABILITIES AND MEMBERS' EQUITY | | |
| Cash Account Deficit | $ 3,242. | $ 0. |
| Accounts Payable | 0. | 3,529. |
| Commissions Payable | 71,734. | 10,549. |
| Accrued Liabilities | 7,035. | 4,960. |
| Total Liabilities | 82,011. | 19,038. |
| Members' Equity | 453,019. | 382,759. |
| Total Liabilities and Members' Equity | $ 535,030. | $ 401,797. |

See Accompanying Notes

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Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2003 | 2002 |
| Revenue: | | |
| Commissions | $ 939,583. | $ 435,415. |
| Investment Banking | 475,956. | 280,932. |
| Interest Income | 3,594. | 2,818. |
| Other | 18,089. | 2,442. |
| Gain (Loss) on Sale of Investment | (1,050.) | 296. |
| | 1,436,172. | 721,903. |
| Expenses: | | |
| Compensation and Benefits | 335,157. | 287,081. |
| Operating | 197,192. | 138,594. |
| Brokerage and Clearance | 71,039. | 43,302. |
| Commissions | 683,105. | 250,086. |
| Rent | 36,720. | 31,750. |
| Advertising | 36,952. | 423. |
| Interest | 218. | 0. |
| Depreciation | 3,583. | 3,032. |
| | 1,363,966. | 754,268. |
| Net Income (Loss) | $ 72,206. | $ (32,365.) |

See Accompanying Notes
(3)

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2003 and 2002

| | |
|---|---|
| Balance at December 31, 2001 | $ 422,126. |
| Distributions to Member | (7,002.) |
| Net (Loss) | (32,365.) |
| Balance at December 31, 2002 | 382,759. |
| Distributions to Member | (1,946.) |
| Net Income | 72,206. |
| Balance at December 31, 2003 | $ 453,019. |

See Accompanying Notes
(4)

Winebrenner Capital Partners, LLC
Louisville, Kentucky

STATEMENTS OF CASH FLOWS

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | 2003 | 2002 |
| **Operating Activities** |  |  |
| Net Income (Loss) | $ 72,206. | $ (32,365.) |
| Depreciation | 3,583. | 3,032. |
| (Gain) on Sale of Investments | 0. | (296.) |
| Adjustments to Reconcile Net (Loss) |  |  |
| to Net Cash Used in Operating Activities |  |  |
| Changes in Operating Assets and Liabilities: |  |  |
| Commission Receivable | (77,486.) | (6,302.) |
| Prepaid Expenses | (4,757.) | 0. |
| Other Assets | 213,935. | (1,233.) |
| Cash Account Deficit | 3,242. | 0. |
| Accounts Payable and Accrued Liabilities | 59,731. | (20,875.) |
| Net Cash Provided by (Used) in Operating Activities | 270,454. | (58,039.) |
|  |  |  |
| **Investing Activities** |  |  |
| Payments for Office Equipment | (8,676.) | (984.) |
| Proceeds from Sale of Investment | 0. | 3,596. |
|  |  |  |
| Net Cash Provided by (Used) in Investing Activities | (8,676.) | 2,612. |
|  |  |  |
| **Financing Activities** |  |  |
| Distribution to Member | (1,946.) | (7,002.) |
|  |  |  |
| Net Increase (Decrease) in Cash and Short-Term Investments | 259,832. | (62,429.) |
| Cash and Short-Term Investments at Beginning of Period | 143,001. | 205,430. |
| Cash and Short-Term Investments at End of Period | $ 402,833. | $ 143,001. |

See Accompanying Notes
(5)

Winebrenner Capital Partners, LLC
Louisville, Kentucky

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

# 1. Organization and Business

## Organization

Winebrenner Capital Partners, LLC (the Company) was formed on September 1, 1999 as a sole member Kentucky limited liability company and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The purpose of the Company is to own and operate a securities business. During 2001, an additional member invested into the Company. See Note 6 Restructuring.

The Company clears its securities transactions on a fully disclosed basis through Sterne, Agee & Leach, Inc.

# 2. Accounting Policies

## Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Cash and Short-Term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be short-term investments.

## Revenues

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing merger-and-acquisition advisory services. Investment banking fees are recognized over the term of the contacts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonable determinable.

Commissions are recorded on a trade-date basis as securities transactions occur.

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Winebrenner Capital Partners, LLC
Louisville, Kentucky

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

## 2. Accounting Policies (Continued)

### Office Equipment

Office Equipment is stated at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

### Advertising Costs

Advertising costs are expensed as incurred.

### Income Taxes

The Company was formed as a limited liability company and, having two members, is disregarded for federal and state income tax purposes. Accordingly, there is no provision for federal or state income taxes in the financial statements since the net income or loss is reported by the member.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital as defined by Rule 15c3-1 totaled $353,382, which exceeded the minimum capital requirement by $252,382. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was .23 to 1.

## 4. Concentrations of Credit Risks

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

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Winebrenner Capital Partners, LLC
Louisville, Kentucky

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

## 5. Lease Commitments

The Company has several noncancellable operating leases, primarily for office rent, office equipment and a vehicle that expire over the next three years. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on these assets.

The future minimum lease payments under these noncancellable operating leases as of December 31, 2003 are as follows:

|  |  |
|---|---|
| 2004 | $ 66,013. |
| 2005 | 62,160. |
| 2006 | 41,440. |
| Total minimum lease payments | $ 169,613. |

Through August 2003, the Company leased its office space at 2300 Greene Way, Suite 200, Louisville, Kentucky from a related entity, Winebrenner Realty, LLC and was under no obligation to make a specific amount of lease payments for the use of this space. During the year ended December 31, 2003, the Company paid $15,200 to Winebrenner Realty, LLC. A three year lease was entered into between the Company and the new owners of the property beginning in September 2003. This lease calls for monthly lease payments of $5,380. Total rent paid under this lease for the year ended December 31, 2003 amounted to $21,520. The lease is renewable for an additional three year period.

## 7. Retirement Plan

The Company adopted a Simple IRA plan for all of its eligible employees during 2003. The Company contributes to each participant's account an amount to equal their deferral, but no more than 3% of the participant's gross wages. Contributions totaled $6,753 and $0 for the years ended December 31, 2003 and 2002, respectively.

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# SUPPLEMENTAL INFORMATION

Winebrenner Capital Partners, LLC
Louisville, Kentucky

SCHEDULE I-COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Net Capital
Total Members' Equity                                          $    453,019.
Deduct Nonallowable Assets                                          (99,137.)
Net Capital Before Percentage Reductions                           353,882.
 Pursuant to Rule 15c3-1(f)                                         ( 500 .)

Net Capital                                                    $  353,382.

Aggregated Indebtedness                                        $   82,011.

Computation of Basic Net Capital Requirement
 Minimum Net Capital Required to be Maintained
 (the greater of $100,000 or 6-2/3% of aggregate
 indebtedness of $82,011)                                      $  100,000.

Excess Net Capital                                             $  253,382.

Excess Net Capital at 1000% (net capital less 10%
 of aggregate indebtedness)                                    $  345,181.

Ratio:  Aggregate Indebtedness to Net Capital                     .23 to 1.


RECONCILIATION WITH COMPANY CALCULATIONS
 Net Capital as Reported in FOCUS Report                       $  367,660 .
 Effect of Audit Adjustments on Accounts included
  in Net Capital Calculation                                      (14,278.)

Net Capital as Calculated Above                                $  353,382 .

(9)

Winebrenner Capital Partners, LLC
Louisville, Kentucky

SCHEDULE II-COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003


Winebrenner Capital Partners, LLC (the "Company") is exempted from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(i) of the Rule.

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# EXHIBIT



MICHAEL D. FOLEY, CPA
J. CARROLL LUBY, CPA

CAROLYN B. BARKER, CPA
ANNE C. FERRING, CPA
KAREN J. WILSON, CPA

THOMAS R. POPE, CPA

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE
REQUIRED BY RULE 17a-5

Board of Directors
Winebrenner Capital Partners, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Winebrenner Capital Partners, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(11)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2004

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